Exhibit 12

March 11, 2024

Board of Directors

CancerVax, Inc.

351 Paseo Nuevo

Floor 2

Santa Barbara, CA 93101

Re:	Offering Statement

Ladies and Gentlemen:

We have acted as counsel for CancerVax, Inc., a Nevada corporation (“CancerVax” or the “Company”) in a limited capacity connection with the Offering Statement on Form 1-A (the “Offering Statement”) being filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), and Regulation A thereunder. The Offering Statement relates to the issuance and sale by the Company of up to 2,380,953 shares of its common stock, $0.001 par value, plus the issuance of up to 714,285 bonus shares that may be issued as bonuses to certain investors.

In that capacity, we have examined original copies, certified or otherwise identified to our satisfaction of such documents and corporate records, and have examined such laws or regulations, as we have deemed necessary or appropriate for the purposes of the opinions hereinafter set forth.

Based on the foregoing, we are of the opinion that:

1.	CancerVax, Inc. is a corporation duly organized and validly existing under the laws of the State of Nevada.

2.	The common shares to be sold pursuant to the terms of the Offering Statement, when issued or transferred in the manner described in the Offering Statement, will be duly authorized, legally issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as Exhibit 12.1 to the Offering Circular included in the Offering Statement.

Very truly yours,

BRUNSON CHANDLER & JONES, PLLC

/s/ Brunson Chandler & Jones, PLLC